Altisource Portfolio Solutions S.A.

33, Boulevard Prince Henri

L-1724 Luxembourg

Grand Duchy of Luxembourg

April 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altisource Portfolio Solutions S.A.
Registration Statement on Form S-1, Filed on January 31, 2025
File No. 333-284648

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altisource Portfolio Solutions S.A. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-284648) of the Company, filed with the U.S. Securities and Exchange Commission on January 31, 2025 (together with any amendments thereto, the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on April 30, 2025, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Keith Pisani of Paul Hastings LLP, by telephone at (212) 318-6053 or by email at keithpisani@paulhastings.com. The Company hereby authorizes Mr. Pisani of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely

ALTISOURCE PORTFOLIO SOLUTIONS S.A.

By:	/s/ Michelle Esterman
Name:	Michelle Esterman
Title:	Chief Financial Officer

cc:	Gregory J. Ritts, Chief Legal Officer, Altisource Portfolio Solutions S.A.
Max Kirchner, Paul Hastings LLP Keith Pisani, Paul Hastings LLP